UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
Date: March 15, 2022

Commission File Number: 001-40066
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Ferguson plc
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1020 Eskdale Road, Winnersh Triangle, Wokingham, Berkshire, RG41 5TS. United Kingdom
(Address of principal executive office)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The unaudited condensed consolidated financial statements, including the notes thereto, contained in Exhibit 99.1 to this report, furnished on Form 6-K, shall be incorporated by reference into each of the following Registration Statements on Form S-8 under the Securities Act of 1933, as amended: File No. 333-253988 and File No. 333-263084.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Announcement sent to the London Stock Exchange on March 15, 2022, titled “Results for Q2 and H1 ended January 31, 2022”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Ferguson plc
Date: March 15, 2022	By:	/s/ Graham Middlemiss
Name: Graham Middlemiss
Title: Group Company Secretary